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                             SECURITIES AND EXCHANGE COMMISSION
                                                 Washington, DC 20549


                                                        SCHEDULE 13D
                  Under the Securities Exchange Act of 1934


                                            (Amendment No. 2 )

                                            Marquee Group, Inc.
                                                (Name of Issuer)
                                                         Common Stock
                                           (Title of Class of Securities)

                                                570906107
                                                (CUSIP Number)

                       Charles A. Nalbone, Bear, Stearns & Co. Inc.
                        115 South Jefferson Road, Whippany, NJ 07981
                                                   (973) 793-2202
                        (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                                        March 18, 1999
                (Date of Event which Requires Filing of this Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ] .

        Check the following box if a fee is being paid with this statement
[   ] . (A fee is not required only if the reporting person:  1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and 2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7)

Note: When filing this statement, in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


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CUSIP NO.  570906107

                                                        13D


        NAME OF REPORTING PERSON
        S.S. OR I.R.S. NOTIFICATION NO. OF ABOVE PERSON:
1       BEAR, STEARNS & CO. INC.
        IRS #13-3299429

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
                                                              (a) [  ]
                                                              (b) [  ]
3       SEC USE ONLY

4       SOURCE OF FUNDS*:
        WC

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d)(e):
                                                                  [ ]
6       CITIZENSHIP OR PLACE OF ORGANIZATION:
        Delaware

                                7       SOLE VOTING POWER:

                                                0

                                8       SHARED VOTING POWER:

                                                0

                                9       SOLE DISPOSITIVE POWER:

                                                0

                                10      SHARED DISPOSITIVE POWER:

                                                0

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                0

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*:
                                                                  [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                                         0.0

14      TYPE OF REPORTING PERSON*:
               BD

                                        See Instructions Before Filling Out!





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                                        Schedule 13D Amendment No. 2

     This statement constitutes Amendment No. 2 to the statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by Bear, Stearns & Co. Inc. ("Bear Stearns") with respect to its ownership of the Common Stock of Marquee Group, Inc. (the "Issuer").

Item 3:  Source and Amount of Funds or Other Consideration

         Not applicable.


Item 5:  Interest in Securities of the Issuer (as of 03/18/99)

        (a) The responses of Bear Stearns to Rows (11) through (13) of the cover page of this Amendment No. 2 to Schedule 13D are incorporated herein by reference. To the best of Bear Stearns' knowledge, none of its executive officers or directors beneficially own any Common Stock of the Issuer.

        (b) The responses of Bear Stearns to Rows (7) through (10) of the cover page of this Amendment No. 2 to Schedule 13D are incorporated herein by reference.

        (c) Since the date of its initial filing on Schedule 13D, Bear Stearns has effected transactions in the Common Stock of the Issuer. Information concerning transactions in the Common Stock effected by Bear Stearns is set forth on Appendix I.

        (d)     Not Applicable.

        (e) On March 18, 1999, SFX Entertainment Inc. (SFXE) completed its acquisition of Marquee Group, Inc. (MRT). According to the terms of the acquisition, Marquee Group, Inc. shareholders will receive
     0.0815 SFX Entertainment Inc. shares for each Marquee Group, Inc. share. Therefore, Bear Stearns ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer since the date of its original filing.



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Signature:

        After reasonable inquiry and to the best of my knowledge and belief,

I certify that the information set forth in this statement is true,

complete and correct.


Dated: March 23, 1999                           BEAR, STEARNS & CO. INC.


                                                By:    /s/
                                                Barry Cohen
                                                Senior Managing Director








                                 APPENDIX I
                           BEAR, STEARNS & CO. INC.

                             Marquee Group. Inc.


                      Trades from 03/18/98 through 03/18/99


                                (Various Firm Accounts)

                        ***** 03/18 *****
1,658,800- MARQUEE GROUP INC               XCH OA              .00
STK MGR @.0815 SFX ENT.